FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: July 29, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 29,1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

News Release


For immediate release

Trading Symbol:         NCT        Contact:  Robyn Matsumoto
Exchange Listings:      Toronto              Communications & Marketing
                        Montreal            (416) 594-5308
                        New York

Newcourt improves financial quality with reduced
    leverage and diversified revenue sources
Asset quality remains strong during 2nd
 quarter with arrears and losses below
           industry average


London, U.K., July 29, 1998 - Newcourt Credit
Group today reported net income for the six months ended June 30, 1998, of $112.1 million
(US$78.0 million ) versus $65.0 million (US$47.3 million) for the combined operations of Newcourt
Credit Group and AT&T Capital during the same period last year. Earnings for the second quarter amounted to $69.8 million (US$48.3 million) compared to $42.4 million (US$29.6 million) in net income reported in the previous quarter.

Based on an average of 137,616,640 shares outstanding during the six month period, the Company's fully diluted earnings per share were $0.81 (US$0.56) and cash earnings per share
(earnings per share before goodwill amortization) were $1.15 (US$0.80).

"The focus of Newcourt's new business activities is centred on those geographic regions, industry sectors and origination partners capable of supporting the Company's quality objectives," noted CEO Steven K. Hudson. "Over the past six months, as part of our integration plan, we have reviewed the various business segments where the Company has established a presence. This review identified the core markets where Newcourt is positioned as being one of the top three providers. We have made it clear to our stakeholders, our customers and our employees that we are securing our leadership position in these markets, deepening our financial quality, and exiting those businesses which do not meet these criteria. This focus on quality has not been at the expense of earnings growth as reflected in our 63% increase in quarter-over-quarter earnings."

This focus on asset quality is reflected in the Company's arrears and loan losses expressed as a percentage of owned assets of 1.0% and 0.65% for the period. In addition, Newcourt maintains better than average allowances for loan losses with coverage at 2.72 times. These results compare favourably to the industry average.

The quality of Newcourt's income statement was also highlighted in the second quarter results.
Total asset finance income for the six months ended June 30, 1998, rose by 26% to $678.0 million (US$471.7 million) from $537.7 million
(US$391.9 million) during the same period last year on a consolidated basis.

An important shift has taken place over the past
12 months to improve the quality and diversity of Newcourt's revenue sources. During the first six months of 1998, over two-thirds (71%) of the Company's revenue was derived from net finance and rental income, and management and other fees with the remainder (29%) attributable to revenue on the sale of finance assets. During the same period last year, net finance and rental income, and management and other fees accounted for less than half (45%) of the Company's revenue with the majority (55%) attributable to revenue on the sale of finance assets.

In addition, operating costs for the period, excluding amortization and depreciation, amounted to $432.6 million (US$300.9 million) compared to $429.3 million (US$312.9 million) for the same period last year on a consolidated basis.
Expressed as a percentage of owned and managed loans, operating expenses on an annualized basis, excluding amortization and depreciation, declined from 3.0% as at December 31, 1997 to 2.7% as at June 30,1998. "This improvement in Newcourt's operating expense ratio is indicative of the progress that the Company has made in moving forward with our integration plan," noted Hudson.

The quality of Newcourt's balance sheet was strengthened during the period with a US$400 million common equity placement with Janus
Capital Corporation. Part of the proceeds are to be used to refinance preferred securities issued by the former AT&T Capital Corporation. This transaction, in part, resulted in a reduction in the Company's tangible leverage from 7.1:1 as at the end of the first quarter to 5.2:1 as at the end of the second quarter (treating preferred securities as debt).

At a meeting of the Board of Directors held July
29, 1997, a quarterly dividend of $0.04 per share was approved for payment on August 31, 1998 to shareholders of record as of August 14, 1998.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed assets of $34.0 billion (US$23.1 billion) and a global capability in 24 countries.

                                  Newcourt Credit GroupInc.
                          Summary of Quarterly Financial Statistics
                            For the period ended June 30, 1998 <fn1>

Basic Earnings per Share (common and special)

      Average Shares Outstanding during the Period

      Number of Common and Special Shares as at January 1, 1998
83,070,958

Shares issued during the year:         June 30, 1998

                                                      Weighted
                   Date     # shares     # days o/s    Average
Issue to Nomura   1/12/98  17,633,857     171 / 182  16,581,690
Exchange for sub
   rights         1/12/98  38,500,000     171 / 182  36,202,803
Private placement  6/4/98   8,668,446      28 / 182   1,321,537
Other                         471,136     169 / 182     439,652
                           65,273,439                54,545,682  54,545,682

Weighted average shares outstanding, June 30, 1998              137,616,640

Net income for the year to date                                $112,143,800

Basic earnings per share                                              $0.81

II.  Comparative Earnings Per Share Summary:

                    Three Months Ended      Six Months Ended
                         June 30                 June 30
                      1998      1997        1998      1997
      Basic           $.49      $.31        $.81      $.54
      Fully Diluted    .49       .31         .81       .54
      Cash Basis       .67       .32        1.15       .56
Dividends per share    .04       .035        .08       .07


III. Balance Sheet Highlights ($ millions)

                              As at         As at
                         June 30, 1998    March 31, 1998
Owned and managed assets     33,952           31,876
Tangible Equity               2,635            1,973
Tangible Leverage<fn2>        5.2:1            7.1:1

IV. Income Statement Highlights ($000)

                      Three Months Ended      Six Months Ended
                         June 30                 June 30
                      1998      1997        1998      1997
Net Income            69,755     40,921     112,144    65,001

New originations   5,911,759  3,771,886  10,447,749 6,712,148

Originations
U.S. & Canada         89.7%
U.K. / Europe         6.7%
Asia Pacific          2.6%
Latin America         1.0%
                    100.0%

V. Margin Analysis Summary

(i) Securitization
                                   Three Months Ended
                                 June 30        March 31
                                  1998           1998
Securitization Fees               97,274         76,028
Assets Securitized             3,300,804      1,639,197
Securitization Margin               2.95%          4.64%


(ii) Syndication
                                       Three Months Ended
                                    June 30          March 31
                                     1998              1998
Syndication  Fees                   14,847            10,125
Assets Syndicated                1,182,206           859,007
Syndication Margin                    1.26%             1.18%

(iii) Net Finance Income

Financed Assets held for
  investment                    11,704,833        11,516,392
Operating leases held for
   investment and sale           3,103,490         2,874,492
Financed assets held for sale    1,634,739         1,597,878
 Total owned assets             16,443,062        15,988,762

Net Finance and Rental Income      184,785           190,119
Net Finance Income Margin             4.56%             4.83%

Interest Expense                   236,057           218,741
OPEX / Owned and Managed Assets        2.7%              2.8%
<fn1>  All $ expressed in C$ unless otherwise specified
</fn1>
<fn2>Preferred securities treated as debt
</fn2>

Newcourt Credit Group Inc.

                            CONSOLIDATED BALANCE SHEETS

                                  (Unaudited)

                         [in thousands of Canadian dollars]




                                                 June 30,      December 31,
                                                  1998             1997
                                                   $                 $

ASSETS
Cash and cash held in escrow                             0      1,778,413
Finance assets held for investment              11,704,833      2,185,568
Operating leases held for investment and sale    3,103,490        275,833
Finance assets held for sale                     1,634,739      1,091,398
Investment in affiliated companies                 240,732        173,918
Accounts receivable, prepaids and other            427,950        181,736
Future income tax receivable                       283,990              0
Fixed assets                                       128,914         87,396
Goodwill                                         1,875,643        408,754
Total Assets                                    19,400,291      6,183,016

LIABILITIES, PREFERRED SECURITIES AND
SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities         1,245,773        303,968
Debt                                            13,359,745      2,789,816
Future income tax liability                              0         27,739
Total Liabilities                               14,605,518      3,121,523
Preferred Securities                               284,560              0

Shareholders' Equity
Share capital                                    4,283,354      2,935,402
Retained earnings                                  226,859        126,091
Total Shareholders Equity                        4,510,213      3,061,493
Total Liabilities, Preferred Securities and
Shareholders' Equity                            19,400,291      6,183,016


Newcourt Credit Group Inc.

                      CONSOLIDATED STATEMENTS OF INCOME AND
                                RETAINED EARNINGS

                                   (Unaudited)

          [in thousands of Canadian dollars, except for per share amounts]



                                                       Six Months Ended
                                                 June 30,           June 30,
                                                  1998                1997
                                                    $                   $
Asset finance income
      Revenue on sale of finance assets           198,275              61,605
      Management and other fees                   104,805              18,106
      Net finance and rental income               374,904              31,842
Total asset finance income                        677,984             111,553

Operating expenses
      Salaries and wages                          220,192              30,737
      Operating and administrative                212,374              32,258
      Depreciation and amortization                58,594               5,544
Operating income before taxes                     186,824              43,014
Provision for income taxes                         74,680               9,023
Net income for the period                         112,144              33,991
Retained earnings, beginning of period            126,091             100,774
Dividends paid on common shares                   (11,166)             (4,391)
Options purchased                                    (210)             (1,044)
Retained earnings, end of period                  226,859             129,330

Earnings per common share:
Basic                                               $0.81               $0.54
Fully diluted                                       $0.81               $0.54

